Exhibit 99.2

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

September 30, 2013 (unaudited) and December 31, 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	September 30, 2013	December 31, 2012
ASSETS
CURRENT
Cash and cash equivalents	$27,064	$29,940
Accounts receivable	240,548	238,958
Other receivables	196	440
Prepaid expenses	40,526	38,762
Income taxes recoverable	5,272	2,928
Restricted cash	498	476
Other assets	1,204	1,573
	315,308	313,077

OTHER RECEIVABLES	17	72
FUNDED LANDFILL POST-CLOSURE COSTS (Note 11)	10,541	9,885
INTANGIBLES (Note 7)	236,775	287,847
GOODWILL (Note 8)	918,330	929,114
LANDFILL DEVELOPMENT ASSETS	19,883	19,715
DEFERRED FINANCING COSTS	17,766	20,060
CAPITAL ASSETS	949,223	927,518
LANDFILL ASSETS	959,269	963,720
INVESTMENTS (Note 9)	4,867	4,062
OTHER ASSETS	7,879	491
	$3,439,858	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$95,913	$120,341
Accrued charges (Note 10)	143,236	131,528
Dividends payable	16,797	16,206
Income taxes payable	1,508	1,986
Deferred revenues	17,122	19,002
Current portion of long-term debt	6,412	6,907
Landfill closure and post-closure costs (Note 11)	6,800	8,871
Other liabilities	7,036	2,527
	294,824	307,368

LONG-TERM DEBT	1,605,261	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 11)	114,323	104,281
OTHER LIABILITIES	13,175	6,166
DEFERRED INCOME TAXES	126,591	103,795
	2,154,174	2,202,980

SHAREHOLDERS’ EQUITY (Note 12)
Common shares (authorized - unlimited, issued
and outstanding - 114,820,844 (December 31, 2012 - 114,993,864))	1,773,734	1,773,530
Restricted shares (issued and outstanding - 354,360 (December 31, 2012 - 172,500))	(7,339)	(3,460)
Additional paid in capital	2,919	2,166
Accumulated deficit	(418,193)	(451,539)
Accumulated other comprehensive loss	(65,437)	(48,116)
Total shareholders’ equity	1,285,684	1,272,581
	$3,439,858	$3,475,561

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended September 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended		Nine months ended
	2013	2012	2013	2012

REVENUES	$520,665	$487,209	$1,524,032	$1,400,919
EXPENSES
OPERATING	323,392	297,309	939,059	849,528
SELLING, GENERAL AND ADMINISTRATION	69,148	56,750	194,502	170,926
AMORTIZATION	78,171	70,328	223,112	202,352
NET GAIN ON SALE OF CAPITAL ASSETS	(822)	(225)	(7,227)	(975)
OPERATING INCOME	50,776	63,047	174,586	179,088
INTEREST ON LONG-TERM DEBT	14,815	14,696	45,272	42,934
NET FOREIGN EXCHANGE LOSS (GAIN)	1,489	5	(1,480)	12
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 15)	2,597	(3,988)	1,537	(1,816)
OTHER EXPENSES	—	—	—	105
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	31,875	52,334	129,257	137,853
INCOME TAX EXPENSE (Note 16)
Current	5,447	14,219	23,104	38,312
Deferred	6,304	5,946	24,356	16,907
	11,751	20,165	47,460	55,219
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	30	11	69	30
NET INCOME	20,094	32,158	81,728	82,604

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	13,084	19,358	(16,737)	18,024

Derivatives designated as cash flow hedges, net of income tax $26 and $556 (2012 - ($532) and $226)	(47)	989	(1,033)	(421)
Settlement of derivatives designated as cash flow hedges, net of income tax ($15) and ($242) (2012 - $72 and ($7))	27	(131)	449	15
	(20)	858	(584)	(406)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	13,064	20,216	(17,321)	17,618
COMPREHENSIVE INCOME	$33,158	$52,374	$64,407	$100,222

Net income per weighted average share, basic and diluted (Note 12)	$0.17	$0.28	$0.71	$0.71
Weighted average number of shares outstanding (thousands), basic and diluted (Note 12)	115,171	115,268	115,168	116,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended September 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2013	2012	2013	2012
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$20,094	$32,158	$81,728	$82,604
Items not affecting cash
Restricted share expense (recovery)	505	(143)	1,442	1,215
Accretion of landfill closure and post-closure costs (Note 11)	1,422	1,313	4,237	3,927
Amortization of intangibles	18,505	13,391	48,883	39,206
Amortization of capital assets	38,126	35,215	114,573	103,351
Amortization of landfill assets	21,540	21,722	59,656	59,795
Interest on long-term debt (amortization of
deferred financing costs)	877	1,701	2,582	5,069
Net gain on sale of capital assets	(822)	(225)	(7,227)	(975)
Net loss (gain) on financial instruments	2,597	(3,988)	1,537	(1,816)
Deferred income tax expense	6,304	5,946	24,356	16,907
Net loss from equity accounted investee	30	11	69	30
Landfill closure and post-closure expenditures (Note 11)	(1,305)	(1,201)	(3,534)	(5,401)
Changes in non-cash working capital items	11,968	(31,582)	(8,176)	(41,335)
Cash generated from operating activities	119,841	74,318	320,126	262,577
INVESTING
Acquisitions (Note 6)	(1,530)	(65,300)	(3,169)	(113,705)
Purchase of investment (Note 9)	—	—	(1,018)	—
Restricted cash deposits	(1)	(1)	(22)	(23)
Investment in other receivables	—	(148)	(134)	(148)
Proceeds from other receivables	138	107	416	330
Funded landfill post-closure costs	(520)	(127)	(686)	(287)
Purchase of capital assets	(67,277)	(54,641)	(165,960)	(125,912)
Purchase of landfill assets	(22,713)	(19,592)	(48,506)	(48,085)
Proceeds from the sale of capital assets	1,248	540	15,632	2,107
Investment in landfill development assets	(451)	(693)	(2,590)	(3,507)
Cash utilized in investing activities	(91,106)	(139,855)	(206,037)	(289,230)
FINANCING
Payment of deferred financing costs	—	(285)	(824)	(340)
Proceeds from long-term debt	109,015	128,189	667,116	307,176
Repayment of long-term debt	(131,624)	(43,998)	(730,064)	(166,507)
Proceeds from the exercise of stock options	109	54	112	364
Repurchase of common shares and related costs (Note 12)	(14)	(5,157)	(14)	(65,633)
Purchase of, net of proceeds from, restricted shares	(100)	(541)	(4,462)	(541)
Dividends paid to shareholders	(15,521)	(16,237)	(47,256)	(47,218)
Cash (utilized in) generated from financing activities	(38,135)	62,025	(115,392)	27,301
Effect of foreign currency translation on cash and cash equivalents	1,481	687	(1,573)	632
NET CASH (OUTFLOW) INFLOW	(7,919)	(2,825)	(2,876)	1,280
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	34,983	18,248	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF PERIOD	$27,064	$15,423	$27,064	$15,423
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$27,051	$15,418	$27,051	$15,418
Cash equivalents	13	5	13	5
	$27,064	$15,423	$27,064	$15,423
Cash paid during the period for:
Income taxes	$7,166	$9,531	$31,023	$41,698
Interest	$16,584	$13,632	$46,347	$39,939

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended September 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at June 30, 2013	$1,773,539	$(7,218)	$—	$2,493	$(421,640)	$(78,501)	$1,268,673
Net income					20,094		20,094
Dividends declared					(16,647)		(16,647)
Restricted shares purchased, net of restricted shares sold		(121)		21			(100)
Restricted share expense				505			505
Common shares issued on exercise of stock options	209			(100)			109
Repurchase of common shares and related costs	(14)						(14)
Foreign currency translation adjustment						13,084	13,084
Derivatives designated as cash flow hedges, net of income tax						(47)	(47)
Settlement of derivatives designated as cash flow hedges, net of income tax						27	27
Balance at September 30, 2013	$1,773,734	$(7,339)	$—	$2,919	$(418,193)	$(65,437)	$1,285,684

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at June 30, 2012	$1,777,555	$(3,870)	$—	$2,516	$(462,015)	$(64,349)	$1,249,837
Net income					32,158		32,158
Dividends declared					(16,207)		(16,207)
Restricted shares purchased, net of restricted shares sold		(494)			(47)		(541)
Restricted share recovery				(143)			(143)
Common shares issued on exercise of stock options	119			(65)			54
Repurchase of common shares and related costs	(4,240)				(917)		(5,157)
Foreign currency translation adjustment						19,358	19,358
Derivatives designated as cash flow hedges, net of income tax						989	989
Settlement of derivatives designated as cash flow hedges, net of income tax						(131)	(131)
Balance at September 30, 2012	$1,773,434	$(4,364)	$—	$2,308	$(447,028)	$(44,133)	$1,280,217

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity

For the nine months ended September 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

						Accumulated
						other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					81,728		81,728
Dividends declared					(48,382)		(48,382)
Restricted shares purchased, net of restricted shares sold		(4,483)		21			(4,462)
Restricted share expense				1,442			1,442
Vesting of restricted shares		604		(604)			—
Common shares issued on exercise of stock options	218			(106)			112
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			1,912				1,912
Deferred compensation obligation			(1,912)				(1,912)
Repurchase of common shares and related costs	(14)						(14)
Foreign currency translation adjustment						(16,737)	(16,737)
Derivatives designated as cash flow hedges, net of income tax						(1,033)	(1,033)
Settlement of derivatives designated as cash flow hedges, net of income tax						449	449
Balance at September 30, 2013	$1,773,734	$(7,339)	$—	$2,919	$(418,193)	$(65,437)	$1,285,684

						Accumulated
						other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141
Net income					82,604		82,604
Dividends declared					(48,551)		(48,551)
Restricted shares purchased, net of restricted shares sold		(494)			(47)		(541)
Restricted share expense				1,215			1,215
Vesting of restricted shares		1,483		(1,483)			—
Common shares issued on exercise of stock options	577			(213)			364
Common shares acquired by U.S. LTIP			(3,505)				(3,505)
Deferred compensation obligation			3,505				3,505
Repurchase of common shares and related costs	(51,374)				(14,259)		(65,633)
Foreign currency translation adjustment						18,024	18,024
Derivatives designated as cash flow hedges, net of income tax						(421)	(421)
Settlement of derivatives designated as cash flow hedges, net of income tax						15	15
Balance at September 30, 2012	$1,773,434	$(4,364)	$—	$2,308	$(447,028)	$(44,133)	$1,280,217

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces foreign currency fluctuations in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2012 and December 31, 2011.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements except as indicated in Notes 4 and 5.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2012 audited consolidated financial statements, except as outlined below and in Note 5 to these financial statements.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investments

Investments in which the Company does not have the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee are accounted for using the cost method of accounting.  The cost method of accounting requires the Company to record its initial investment at cost.  Post-acquisition earnings of the investee are recognized by the Company only to the extent they are distributed by the investee in the form of dividends.  Dividends received by the Company in excess of post-acquisition earnings are considered a return of investment and are recorded as a reduction of the investments’ cost.  A decrease in value of the investment, which is considered other than temporary, is included in the Company’s determination of net income or loss in the period of impairment.

5.  Changes in Accounting Policies

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.  The amendments are effective prospectively for reporting periods beginning after December 15, 2012 with early adoption permitted.  This guidance did not have a significant impact on the Company’s financial statement presentation and disclosure.

6.  Acquisitions

The following table outlines the number of acquisitions completed by the Company in each business segment for the nine months ended September 30, 2013 and 2012.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities.  Each of the acquisitions completed constitutes a business.

				Nine months ended
				September 30
	2013			2012
	Assets	Shares	Total	Assets	Shares	Total

Canada	1	—	1	3	2	5
U.S. south	2	—	2	5	—	5
U.S. northeast	—	—	—	—	2	2
Total acquisitions	3	—	3	8	4	12

The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate.  The financial results of these acquisitions have been included in the Company’s financial statements from their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, and its allocation to the fair value of net assets acquired, is as follows:

	Nine months ended
	September 30
	2013	2012

Consideration
Cash, including holdbacks (as applicable)	$3,262	$122,614

Net assets acquired
Accounts receivable	294	9,559
Intangibles (Note 7)	1,400	25,803
Goodwill (Note 8)	845	53,461
Capital assets	1,288	47,521
Accounts payable	(565)	(7,053)
Remediation liabilities	—	(200)
Deferred income taxes	—	(6,477)
Total net assets acquired	$3,262	$122,614

Consideration by segment (including holdbacks (as applicable))
Canada	$505	$61,405
U.S. south	2,757	14,840
U.S. northeast	—	46,369
Total consideration	$3,262	$122,614

Goodwill recorded by segment
Canada	$371	$27,345
U.S. south	474	5,261
U.S. northeast	—	20,855
Total goodwill	$845	$53,461

Goodwill expected to be deductible for tax purposes	$845	$13,435

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Aggregate cash consideration (excluding holdbacks and cash payments due to sellers for achieving various business performance targets)	$1,421	$65,207	$2,848	$113,446

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$109	$93	$321	$259

Transaction costs (included in selling, general and administration expense)	$64	$675	$739	$2,045

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $414 as at September 30, 2013 (December 31, 2012 - $25,627).

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.  Intangibles

	September 30, 2013
	Cost	Accumulated amortization	Net book value	Additions (including adjustments)	Weighted average amortization period of additions (in years)

Customer collection contracts	$242,688	$161,341	$81,347	$74	5.00
Customer lists	248,780	128,245	120,535	1,241	7.50
Non-competition agreements	20,817	13,834	6,983	(315)	3.50
Transfer station permits	28,523	6,876	21,647	—	—
Trade-names	12,866	6,603	6,263	—	—
	$553,674	$316,899	$236,775	$1,000

	December 31, 2012			September 30, 2012
	Cost	Accumulated amortization	Net book value	Additions (including adjustments)	Weighted average amortization period of additions (in years)

Customer collection contracts	$249,308	$150,337	$98,971	$8,612	3.22
Customer lists	247,553	104,833	142,720	14,040	6.75
Non-competition agreements	31,602	20,932	10,670	1,680	4.57
Transfer station permits	34,415	6,837	27,578	844	20.00
Trade-names	13,142	5,234	7,908	1,730	4.50
	$576,020	$288,173	$287,847	$26,906

Adjustments to the fair value of certain assets acquired in prior periods resulted in a $400 decline to non-competition agreements in the current period (2012 - $572 and $531 increase to customer collection contracts and customer lists, respectively).

During the period, a Canadian transfer station permit revocation requested by the Company was granted by the Ontario Ministry of the Environment.  In conjunction with the revocation, the transfer station permit recorded to intangible assets was immediately impaired.  Accordingly, a $4,074 impairment loss was recorded to amortization expense on the statement of operations and comprehensive income or loss for the three and nine months ended September 30, 2013.

Estimated intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2013, and thereafter is as follows:

2013	$14,254
2014	53,267
2015	43,175
2016	37,832
2017	32,311
Thereafter	55,936
$236,775

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.  Goodwill

The following tables illustrate the change in goodwill for the nine months ended September 30, 2013 and 2012.

	September 30, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill recognized on acquisitions, during the period	371	474	—	845
Goodwill adjustments in respect of prior period acquisitions, during the period	272	1,478	—	1,750
Foreign currency exchange adjustment, for the period	(13,379)	—	—	(13,379)

Goodwill, stated at cost	396,560	423,060	459,267	1,278,887
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$396,560	$423,060	$98,710	$918,330

	September 30, 2012
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$372,596	$350,126	$412,244	$1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	372,596	350,126	51,687	774,409
Goodwill recognized on acquisitions, during the period	27,345	5,261	20,855	53,461
Goodwill adjustments in respect of prior period acquisitions, during the period	—	(614)	—	(614)
Foreign currency exchange adjustment, for the period	13,181	—	—	13,181

Goodwill, stated at cost	413,122	354,773	433,099	1,200,994
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$413,122	$354,773	$72,542	$840,437

For the nine months ended September 30, 2013, goodwill arising from accrued contingent consideration payable to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2012 - $nil).  Adjustments to preliminary purchase price allocations resulted in a $1,429 increase (2012 - ($873) decrease) to goodwill.

The Company has not disposed of any goodwill in the nine months ended September 30, 2013 or in the year ended December 31, 2012.

The Company has not recognized any goodwill impairment charge in the nine months ended September 30, 2013 or in the year ended December 31, 2012.

9.  Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”).  TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials.  This investment is accounted for under the cost method of accounting.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

The Company has a fifty percent ownership interest in two companies whose business is comprised principally of compactor and related equipment rentals.  The remaining ownership is owned by two trusts.  The Company exercises joint control over its investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters include certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions can accelerate the purchase or extend the commitment beyond February 28, 2015.

On December 6, 2010, in exchange for cash, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.  On October 1, 2013 an additional C$750 promissory note was issued on the same terms and conditions as the initial note.  See Note 14 for additional information about transactions conducted between the Company and its equity accounted investee.

The following table summarizes the Company’s cost and equity method investments:

	September 30, 2013	December 31, 2012

Cost method investments	$1,006	$—
Equity method investments	3,861	4,062
Total investments	$4,867	$4,062

10.  Accrued Charges

Accrued charges comprise the following:

	September 30, 2013	December 31, 2012

Insurance	$33,151	$29,040
Payroll and related costs	38,390	28,745
Franchise and royalty fees	9,576	8,653
Interest	1,816	2,737
Provincial, federal and state sales taxes	7,134	4,542
Acquisition holdbacks and acquisition related costs	6,156	27,834
Environmental surcharges	6,928	7,990
Property taxes	4,237	141
Share based compensation	9,795	3,730
Other	26,053	18,116
	$143,236	$131,528

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

September 30, 2013
Fair value of legally restricted assets (funded landfill post-closure costs)	$10,541
Undiscounted closure and post-closure costs	$656,954
Credit adjusted risk-free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2013	$6,800
2014	11,027
2015	17,796
2016	7,234
2017	13,154
Thereafter	600,943
$656,954

	Three months ended
	September 30
	2013	2012

Landfill closure and post-closure costs, beginning of the period	$117,598	$106,016
Provision for landfill closure and post-closure costs, during the period	2,777	3,985
Accretion of landfill closure and post-closure costs, during the period	1,422	1,313
Landfill closure and post-closure expenditures, during the period	(1,305)	(1,201)
Revisions to estimated cash flows, during the period	(159)	—
Foreign currency translation adjustment, for the period	790	1,121
	121,123	111,234
Less current portion of landfill closure and post-closure costs	6,800	7,572
Landfill closure and post-closure costs, end of period	$114,323	$103,662

	Nine months ended
	September 30
	2013	2012

Landfill closure and post-closure costs, beginning of the year	$113,152	$101,502
Provision for landfill closure and post-closure costs, during the period	9,186	10,372
Accretion of landfill closure and post-closure costs, during the period	4,237	3,927
Landfill closure and post-closure expenditures, during the period	(3,534)	(5,401)
Landfill closure and post-closure costs and remediation liabilities acquired, during the period	—	200
Revisions to estimated cash flows, during the period	(777)	(398)
Foreign currency translation adjustment, for the period	(1,141)	1,032
	121,123	111,234
Less current portion of landfill closure and post-closure costs	6,800	7,572
Landfill closure and post-closure costs, end of period	$114,323	$103,662

During the period, a $1,017 remediation liability was recorded for the clean-up of contaminated land located in Canada.  This same amount was capitalized to land but was determined to be immediately impaired.  Accordingly, a $1,017 impairment charge was recorded to net gain on sale of capital assets on the statement of operations and comprehensive income or loss for the nine months ended September 30, 2013.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.  Shareholders’ Equity

Normal course issuer bid

Effective August 21, 2013, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares which expires on August 20, 2014.  Daily purchases are limited to a maximum of 52.651 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.

For the nine months ended September 30, 2013, no common shares (2012 - 3,155) were purchased and cancelled at a total cost of $nil (2012 - $65,633).

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
Three months ended September 30, 2013
Balance, beginning of period	$(78,113)	$(388)	$(78,501)
Other comprehensive income (loss) before reclassifications, during the period	13,084	(47)	13,037
Amounts reclassified from accumulated other comprehensive loss, during the period	—	27	27
Balance, end of period	$(65,029)	$(408)	$(65,437)

Three months ended September 30, 2012
Balance, beginning of period	$(61,328)	$(3,021)	$(64,349)
Other comprehensive income before reclassifications, during the period	19,358	989	20,347
Amounts reclassified from accumulated other comprehensive loss, during the period	—	(131)	(131)
Balance, end of period	$(41,970)	$(2,163)	$(44,133)

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
Nine months ended September 30, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive loss before reclassifications, during the period	(16,737)	(1,033)	(17,770)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	449	449
Balance, end of period	$(65,029)	$(408)	$(65,437)

Nine months ended September 30, 2012
Balance, beginning of year	$(59,994)	$(1,757)	$(61,751)
Other comprehensive income (loss) before reclassifications, during the period	18,024	(421)	17,603
Amounts reclassified from accumulated other comprehensive loss, during the period	—	15	15
Balance, end of period	$(41,970)	$(2,163)	$(44,133)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at September 30, 2013 and 2012 for the purpose of computing basic and diluted net income per share.

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Net income	$20,094	$32,158	$81,728	$82,604

Weighted average number of shares, basic	115,171	115,268	115,168	116,519
Dilutive effect of share based options	—	—	—	—
Weighted average number of shares, diluted	115,171	115,268	115,168	116,519

Net income per weighted average share, basic and diluted	$0.17	$0.28	$0.71	$0.71
Issued and outstanding share based options	2,844	2,691	2,844	2,691

Share based options are anti-dilutive to the calculation of net income or loss per share and have been excluded from the calculation of net income per share.

13.  Share Based Compensation

Compensation expense includes restricted share expense or recovery, fair value changes in performance share units (“PSUs”) and share based options all of which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

For the three and nine months ended September 30, 2013 restricted share expense (recovery) amounted to $505 and $1,442 (2012 - ($143) and $1,215).

In September 2013, 8 restricted shares previously awarded to an employee were forfeited.  In conjunction with the forfeiture, the Company sold 8 restricted shares for total cash proceeds of $181.  The forfeiture resulted in a $94 recovery of previously recognized restricted share expense.

PSUs

For the three and nine months ended September 30, 2013, PSU expense totaled $1,216 and $2,565 (2012 - $546 and $1,647).  In addition, as of September 30, 2013, unrecognized compensation cost for PSUs totaled $5,405 (December 31, 2012 - $2,218).  At September 30, 2013, $3,718 is accrued (December 31, 2012 - $1,188).

Share based options

For the three and nine months ended September 30, 2013 share based compensation expense (recovery) amounted to $4,913 and $6,255 (2012 — $237 and ($813)).  In addition, as of September 30, 2013, unrecognized compensation cost for share based compensation totaled $1,962 (December 31, 2012 - $1,070).  At September 30, 2013, $9,795 (December 31, 2012 - $3,730) is accrued.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14.  Related Party Transactions

Related party agreements

The Company leases office space that is owned by one of its former directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The annual cost of the lease approximates C$320.

Equity accounted investee

Transactions between the Company and its equity accounted investee have all been transacted in the normal course of business.  These transactions are the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $119 and $350 (2012 - $92 and $197) of charges for the three and nine months ended September 30, 2013, respectively from its equity investee which are recorded to operating expenses.  A total of $42 (December 31, 2012 - $32) is included in accounts payable at September 30, 2013 for amounts owing to the Company’s equity investee.

Other related party transactions

A company owned by an officer of a BFI Canada Inc. (“BFI”) subsidiary provides transportation services to the Company.  Total charges of $1,022 and $2,914 (2012 - $1,005 and $2,374) were incurred for the three and nine months ended September 30, 2013, respectively, and are recorded to operating expenses.  Amounts included in accounts payable at September 30, 2013 total $90 (December 31, 2012 - $63)

All related party transactions are recorded at the exchange amounts.

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s balance sheet.

	September 30, 2013	December 31, 2012
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$1,188	$660
Long-term - commodity swaps	$735	$491
Long-term - interest rate swaps	$7,144	$—

Derivatives designated in a hedging relationship
Current - commodity swaps	$16	$913

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$7,036	$2,447
Long-term - interest rate swaps	$6,293	$1,307
Current - foreign currency exchange agreements	$—	$80

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at September 30, 2013 and December 31, 2012, financial assets and liabilities measured on a recurring basis had the following fair values:

	September 30, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$27,064	$—	$—	$27,064
Funded landfill post-closure costs	10,541	—	—	10,541
Other assets - commodity swaps (designated in a hedging relationship)	—	—	16	16
Other assets - commodity swaps	—	—	1,923	1,923
Other assets - interest rate swaps	—	7,144	—	7,144
Other liabilities - interest rate swaps	—	(13,329)	—	(13,329)
	$37,605	$(6,185)	$1,939	$33,359

	December 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$29,940	$—	$—	$29,940
Funded landfill post-closure costs	9,885	—	—	9,885
Other assets - commodity swaps (designated in a hedging relationship)	—	—	913	913
Other assets - commodity swaps	—	—	1,151	1,151
Other liabilities - interest rate swaps	—	(3,754)	—	(3,754)
Other liabilities - foreign currency exchange agreements	—	(80)	—	(80)
	$39,825	$(3,834)	$2,064	$38,055

The following tables outline the change in fair value for recurring Level 3 financial instrument measurements for the three and nine months ended September 30, 2013 and 2012, respectively:

	Three months ended
	September 30
Significant unobservable inputs (Level 3)	2013	2012

Balance, beginning of period	$746	$(2,243)
Realized gains included in the statement of operations, during the period	254	40
Unrealized gains included in the statement of operations, during the period	1,214	4,139
Unrealized (losses) gains included in accumulated other comprehensive loss, during the period	(30)	1,350
Settlements	(254)	(40)
Foreign currency translation adjustment	9	(7)
Balance, end of period	$1,939	$3,239

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Nine months ended
	September 30
Significant unobservable inputs (Level 3)	2013	2012

Balance, beginning of year	$2,064	$2,258
Realized gains included in the statement of operations, during the period	372	448
Unrealized gains included in the statement of operations, during the period	778	1,329
Unrealized losses included in accumulated other comprehensive loss, during the period	(896)	(353)
Settlements	(372)	(448)
Foreign currency translation adjustment	(7)	5
Balance, end of period	$1,939	$3,239

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes by comparing them to similar quotes from another financial institution and its own calculation of fair value.  In addition, the Company employs a third-party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s foreign currency exchange agreement is recorded at its estimated fair value based on quotes received from the financial institution that the Company has entered into the agreements with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three and nine months ended September 30, 2013 and 2012.

	Three months ended
	September 30
	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, interest rate swaps	$—	$(2,076)
Other comprehensive (loss) income, commodity swaps	(47)	3,065
Total other comprehensive (loss) income, net of income tax	$(47)	$989

	Nine months ended
	September 30
	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, interest rate swaps	$—	$(1,434)
Other comprehensive (loss) income, commodity swaps	(1,033)	1,013
Total other comprehensive loss, net of income tax	$(1,033)	$(421)

	Three months ended
	September 30
	2013	2012

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$42	$398
Interest rate swaps - recorded in interest on long-term debt	—	(601)
	42	(203)
Income tax - recorded in income tax expense or recovery	(15)	72
Total amount reclassified from accumulated other comprehensive income or loss	$27	$(131)

	Nine months ended
	September 30
	2013	2012

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$691	$1,852
Interest rate swaps - recorded in interest on long-term debt	—	(1,830)
	691	22
Income tax - recorded in income tax expense or recovery	(242)	(7)
Total amount reclassified from accumulated other comprehensive income or loss	$449	$15

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $16 (December 31, 2012 - $913).  The timing of actual amounts reclassified to net income is dependent on the future movement of diesel fuel prices.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate and commodity swaps

The Company is subject to credit risk on certain interest rate and commodity swaps (collectively the “agreements”).  The Company entered into interest rate swaps to fix a portion of its variable rate interest charged on borrowings under its previously outstanding U.S. long-term debt facility, some of which were designated for hedge accounting up to October 24, 2012.  The Company also entered into additional interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving these agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate and commodity swaps recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 29, 2008	62,500	$3.69	Diesel Fuel Index	July 1, 2009	October 31, 2013
June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
May 9, 2012	150,000	$3.94	Diesel Fuel Index	January 1, 2013	December 31, 2013
May 24, 2012	150,000	$3.82	Diesel Fuel Index	January 1, 2013	December 31, 2013
June 1, 2012	300,000	$3.74	Diesel Fuel Index	January 1, 2013	December 31, 2013
June 1, 2012	62,500	$3.69	Diesel Fuel Index	November 1, 2013	June 30, 2014
May 9, 2012	150,000	$3.85	Diesel Fuel Index	January 1, 2014	December 31, 2014
May 24, 2012	150,000	$3.79	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	300,000	$3.73	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 9, 2012	260,000	$0.61	NYMEX WTI Index	January 1, 2013	December 31, 2014
May 23, 2012	260,000	$0.60	NYMEX WTI Index	January 1, 2013	December 31, 2014
June 4, 2012	520,000	$0.76	NYMEX Heating Oil Index	January 1, 2013	December 31, 2013
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2014	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 26, 2010	$160,000	1.07%	0.25%	November 2, 2010	July 2, 2014
March 25, 2011	$60,000	1.61%	0.25%	April 4, 2011	July 2, 2014
June 29, 2011	$30,000	1.13%	0.25%	July 5, 2011	July 2, 2014
August 30, 2013	$35,000	2.97%	0.25%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.25%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.25%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.25%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.25%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.25%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.25%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.25%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.25%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.25%	September 30, 2013	September 28, 2018

The contractual maturities of the Company’s derivatives are as follows:

	September 30, 2013
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$13,503	$6,951	$6,071	$481	$—

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Unrealized amounts recorded to net gain or loss on financial instruments for the three and nine months ended September 30, 2013 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Net loss (gain) on financial instruments
Funded landfill post-closure costs	$(28)	$(25)	$(58)	$(36)
Interest rate swaps	3,641	(2,273)	2,450	(1,090)
Fuel hedges	(1,214)	(2,257)	(778)	(1,329)
Foreign currency exchange agreements	198	567	(77)	639
	$2,597	$(3,988)	$1,537	$(1,816)

16.  Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Income before income taxes and net loss from equity accounted investee
Canada	$4,746	$33,172	$46,934	$93,296
U.S.	27,129	19,162	82,323	44,557
	$31,875	$52,334	$129,257	$137,853

Current income tax expense
Canada	$4,415	$13,172	$20,051	$34,631
U.S.	1,032	1,047	3,053	3,681
	5,447	14,219	23,104	38,312
Deferred income tax expense (recovery)
Canada	1,578	(3,883)	(309)	(5,577)
U.S.	4,726	9,829	24,665	22,484
	6,304	5,946	24,356	16,907
Total income tax expense	$11,751	$20,165	$47,460	$55,219

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the periods ended September 30, 2013 and 2012.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2012 in Canada and from 1997 to 2012 in the U.S.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

17.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Revenues
Canada	$199,053	$205,696	$577,002	$577,793
U.S. south	223,437	195,678	655,992	578,606
U.S. northeast	98,175	85,835	291,038	244,520
Corporate	—	—	—	—
	$520,665	$487,209	$1,524,032	$1,400,919

Revenues less operating and selling, general and administration expense
Canada	$68,454	$73,998	$203,437	$208,379
U.S. south	58,422	55,354	177,113	163,003
U.S. northeast	21,160	18,677	58,733	51,730
Corporate	(19,911)	(14,879)	(48,812)	(42,647)
	$128,125	$133,150	$390,471	$380,465

Amortization
Canada	$30,131	$27,731	$83,162	$75,297
U.S. south	31,524	27,544	92,542	82,057
U.S. northeast	15,795	14,492	45,588	42,606
Corporate	721	561	1,820	2,392
	$78,171	$70,328	$223,112	$202,352

Net gain on sale of capital assets	$(822)	$(225)	$(7,227)	$(975)

Operating income	$50,776	$63,047	$174,586	$179,088

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	September 30, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$396,560	$423,060	$98,710	$—	$918,330
Capital assets	$389,756	$441,300	$109,798	$8,369	$949,223
Landfill assets	$191,068	$416,599	$351,602	$—	$959,269
Total assets	$1,255,255	$1,476,360	$667,184	$41,059	$3,439,858

	December 31, 2012
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$409,296	$421,108	$98,710	$—	$929,114
Capital assets	$379,095	$421,374	$118,210	$8,839	$927,518
Landfill assets	$207,485	$404,403	$351,832	$—	$963,720
Total assets	$1,283,434	$1,461,817	$684,959	$45,351	$3,475,561

18.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2013 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of September 30, 2013, the Company has compensated one homeowner under the PVPP.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

19.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

20.  Subsequent Events

Effective October 1, 2013, the Company provided notice to cancel its outstanding $45,000 2005 Seneca County Industrial Development Agency Variable Rate Demand Solid Waste Disposal Revenue Bond (“2005 Seneca IRB”) and repaid the balance in full.  The Company drew on its consolidated facility to repay the 2005 Seneca IRB.

In connection with the repayment of the 2005 Seneca IRB, the Company will write-off $1,235 of deferred financing costs recorded on its balance sheet at September 30, 2013.  This amount will be recorded to the Company’s consolidated statement of operations and comprehensive income or loss for the three months and year ended December 31, 2013.